EXHIBIT 99.1

O2Micro Reports Second Quarter 2019 Financial Results

GEORGE TOWN, Grand Cayman, Aug. 02, 2019 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q2 2019 sequential quarterly revenue was up 11.8% exceeding guidance provided on March 29, 2019

  GAAP net loss per fully diluted ADS in the second quarter of 2019 was 11 cents, with non-GAAP net loss of 8 cents per fully diluted ADS.

  Revenue growth in the third quarter of 2019 is expected to range between 5% and 11% compared to Q2 2019.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter ending June 30, 2019.

Financial Highlights for the Second Quarter ending June 30, 2019:
O2Micro International Limited (the “Company”) reported Q2 2019 revenue of $14.3 million. Revenue was up 11.8% sequentially, and down 6.1% from the same quarter in the previous year. The gross margin in the second quarter of 2019 was 50.1%, which is down from 50.5% in the prior quarter, and down from 52.1% in the second quarter of 2018. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the second quarter of 2019, the Company recorded total GAAP operating expenses of $9.7 million, compared to $10.1 million in the first quarter of 2019, and $9.7 million in the year-ago Q2 period. The GAAP operating margins for the second quarter of 2019, the first quarter of 2019, and second quarter of 2018 were (18.1%), (28.4%), and (11.9%), respectively.

GAAP net loss was $2.8 million in Q2 2019. This compares to a GAAP net loss of $3.8 million in the first quarter of 2019 and a GAAP net income of $1.4 million in Q2 2018. GAAP net loss per fully diluted ADS was $0.11 in Q2 2019. This compares to a GAAP net loss per fully diluted ADS of $0.15 in Q1 2019 and a GAAP net income per fully diluted ADS of $0.6 in Q2 2018.

Supplementary Data:
The Company ended the second quarter of 2019 with $34.9 million in cash and short-term investments or $1.32 per outstanding ADS. The accounts receivable balance was $11.1 million and represented 62 days sales outstanding at the end of Q2 2019. Inventory was $9.9 million or 130 days and turned over 2.8 times during Q2 2019. As of June 30, 2019, the Company had $49.7 million in working capital and the book value was $72.7 million, or $2.76 per outstanding ADS. As of June 30th, 2019, O2Micro International Limited had a total of 387 employees worldwide, including 246 engineers.

Management Commentary:
“We forecast the second half of 2019 will show strength in our growth drivers. Our TV products have been adopted globally by many first-tier customers along with increased design wins, while our monitor business grow strong for industrial application. We expand the product line of battery products are showing expanded adoption in the automotive, power tools, uninterrupted power supplies, and household appliance markets. Growth of our smartphone products are also showing more opportunity in the upcoming quarters with new efficient and adaptable products, although still a new market for us.", said Sterling Du, O2Micro’s Chairman and CEO.  “We believe our solutions and design wins for these product segments will provide for ongoing growth in a dynamic consumer market and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its first quarter conference call today, August 2, 2019, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 6588373
Participants, Int'l Toll:  +1 334-777-6978
Participants, US/CAN:  800-367-2403

The Call-in Audio Replay will be available from Aug 2, 2019 12:00 Eastern Time (US & Canada) (UTC-05:00) through Aug 8, 2019 12:00 Eastern Time (US & Canada) (UTC 5:00)
https://event.mymeetingroom.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljMGw4UmZlZ2psSCt5YmxkeVFnQ0NNNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRLNlJqR3VDQ09WRWNYYlZBbDc5ZlVRPT0=

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED) (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

NET SALES	$14,271	$15,205	$27,034	$29,313

COST OF SALES	7,125	7,290	13,441	14,176

GROSS PROFIT	7,146	7,915	13,593	15,137

OPERATING EXPENSES
Research and development (1)	4,846	4,695	9,956	9,501
Selling, general and administrative (1)	4,879	5,035	9,835	9,999

Total Operating Expenses	9,725	9,730	19,791	19,500

LOSS FROM OPERATIONS	(2,579)	(1,815)	(6,198)	(4,363)

NON-OPERATING INCOME
Interest income	107	114	164	211
Net (loss) gain recognized on long-term investments	(187)	3,118	(172)	12,974
Foreign exchange gain (loss) – net	57	186	(84)	29
Other – net	112	123	253	308
Total Non-operating Income	89	3,541	161	13,522

INCOME (LOSS) BEFORE INCOME TAX	(2,490)	1,726	(6,037)	9,159

INCOME TAX EXPENSE	290	265	589	530

NET INCOME (LOSS)	(2,780)	1,461	(6,626)	8,629

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(302)	(968)	(133)	(293)
Unrealized pension gain	2	2	3	4
Total Other Comprehensive Income	(300)	(966)	(130)	(289)

COMPREHENSIVE INCOME (LOSS)	$(3,080)	$495	$(6,756)	$8,340

EARNINGS (LOSS) PER ADS
Basic	$(0.11)	$0.06	$(0.25)	$0.33
Diluted	$(0.11)	$0.06	$(0.25)	$0.33

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,356	26,029	26,325	26,003
Diluted (in thousands)	26,356	26,462	26,325	26,436

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$73	$60	$136	$122
Selling, general and administrative	$313	$294	$575	$596

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2019	2018
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$12,955	$32,414
Restricted cash	34	34
Short-term investments	21,950	6,172
Accounts receivable – net	11,143	11,388
Inventories	9,910	10,288
Prepaid expenses and other current assets	2,360	2,276
Total Current Assets	58,352	62,572

LONG-TERM INVESTMENTS	6,463	10,445

PROPERTY AND EQUIPMENT – NET (2)	17,365	13,714

OTHER ASSETS	2,321	2,578

TOTAL ASSETS	$84,501	$89,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$2,839	$4,582
Income tax payable	384	413
Lease liabilities	975	-
Accrued expenses and other current liabilities	4,420	4,181
Total Current Liabilities	8,618	9,176

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	295	321
Deferred income tax liabilities	673	681
Lease liabilities	2,124	-
Other liabilities	86	85
Total Other Long-Term Liabilities	3,178	1,087

Total Liabilities	11,796	10,263

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of June 30, 2019 and December 31, 2018 Outstanding –1,317,526,300 and 1,298,808,750 shares as of June 30, 2019 and December 31, 2018, respectively	33	33
Additional paid-in capital	142,775	143,115
Accumulated deficits	(53,282)	(45,912)
Accumulated other comprehensive income	4,544	4,674
Treasury stock – 351,510,300 and 370,227,850 shares as of June 30, 2019 and December 31, 2018, respectively	(21,365)	(22,864)
Total Shareholders’ Equity	72,705	79,046

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$84,501	$89,309

(2) Property and equipment- net includes right-of-used assets under operating lease of $3,086 as of June 30, 2019

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com